File No. 70-9609

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________
Post-Effective Amendment No. 4
to
FORM U-1
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_____________________________________________________________
Energy East Corporation
Energy East Enterprises, Inc.
Maine Natural Gas Corporation
Energy East Capital Trust I
P. O. Box 12904
Albany, NY 12212-2904

RGS Energy Group, Inc.
New York State Electric & Gas Corporation
Rochester Gas and Electric Corporation
89 East Avenue
Rochester, NY 14649-0001

CMP Group, Inc.
Central Maine Power Company
Maine Electric Power Company, Inc.
NORVARCO
83 Edison Drive
Augusta, ME 04336

Connecticut Energy Corporation
The Southern Connecticut Gas Company
855 Main Street
Bridgeport, CT 06604

CTG Resources, Inc.
Connecticut Natural Gas Corporation
10 State House Square
Hartford, CT 06144-1500

Berkshire Energy Resources
The Berkshire Gas Company
115 Cheshire Road
Pittsfield, MA 01201

(Names of companies filing this statement and
addresses of principal executive offices)

_____________________________________________________________

Energy East Corporation

(Name of top registered holding company parent)
_____________________________________________________________

Kenneth M. Jasinski
Executive Vice President
and Chief Financial Officer
Energy East Corporation
P.O. Box 12904
Albany, New York 12212-2904
Telephone: (518) 434-3049

(Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications to:

Robert D. Kump Vice President, Treasurer & Secretary Energy East Corporation P.O. Box 12904 Albany, New York 12212-2904 Telephone: (518) 434-3049	Frank Lee, Esq. Huber Lawrence & Abell 605 Third Avenue New York, New York 10158 Telephone: (212) 682-6200

Table of Contents
ITEM 1.	DESCRIPTION OF PROPOSED TRANSACTION		1
	1.1	INTRODUCTION	1
	1.2	DESCRIPTION OF ENERGY EAST AND ITS SUBSIDIARIES	2
	1.3	DESCRIPTION OF THE MERGER	4
	1.4	CAPITAL STRUCTURE OF ENERGY EAST	4
	1.5	REQUESTED APPROVALS	5
	1.6	DESCRIPTION OF PROPOSED MODIFICATIONS TO FINANCING PROGRAM	8
	1.7	GUARANTIES	10
	1.8	PAYMENT OF DIVIDENDS	10
	1.9	TAX ALLOCATION AGREEMENT	11
	1.10	CERTIFICATES OF NOTIFICATION	12
ITEM 2.	FEES, COMMISSIONS AND EXPENSES		13
ITEM 3.	APPLICABLE STATUTORY PROVISIONS		14
	3.1	GENERAL	14
	3.2	TAX ALLOCATION AGREEMENT	14
	3.3	RESERVATION OF JURISDICTION	19
	3.4	COMPLIANCE WITH RULES 53 AND 54	19
ITEM 4.	REGULATORY APPROVALS		20
ITEM 5.	PROCEDURE		21
ITEM 6.	EXHIBITS AND FINANCIAL STATEMENTS		21
ITEM 7.	INFORMATION AS TO ENVIRONMENTAL EFFECTS		22

By this Post-Effective Amendment No. 4 dated December 31, 2002, Post-Effective Amendment No. 1 dated August 21, 2002, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

1.1   INTRODUCTION

          Energy East Corporation ("Energy East"), a New York corporation, is a registered holding company under Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"). On September 12, 2000, the Securities and Exchange Commission (the "SEC" or "Commission") issued an order authorizing (1) ongoing financing activities of Energy East and its Subsidiaries; (2) intrasystem extensions of credit; (3) the creation, acquisition or sale of non-utility subsidiaries; (4) the payment of dividends out of capital and unearned surplus; and (5) other related matters pertaining to Energy East and its Subsidiaries. 1

          On June 27, 2002, the Commission issued an order authorizing the acquisition of RGS Energy Group, Inc. ("RGS") by Energy East, File No. 70-9901, pursuant to which RGS became a direct subsidiary of Energy East (the "Merger").2 As described in the Merger Order, Energy East acquired the common shares of RGS for cash and Energy East Common Stock. A more complete description of the acquisition of RGS is contained in the Merger U-1 Application, which description is hereby incorporated by reference herein. The Merger was completed on June 28, 2002.

          This amended Application/Declaration seeks several modifications of the authorizations granted in the Financing Order with respect to the ongoing financing activities of Energy East and its Subsidiaries and other related matters. The term "Subsidiaries" was defined in the Financing Order to include entities that become subsidiaries of Energy East after the acquisitions of CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources. Consequently, as a result of the Merger, (1) the term "Subsidiary" includes the entities that became subsidiaries of Energy East upon and after the consummation of the Merger, (2) the term "Utility Subsidiaries" includes RGS's utility subsidiary Rochester Gas and Electric Corporation ("RG&E"); (3) the term "Intermediate Holding Companies" includes RGS; and (4) the term "Non-Utility Subsidiaries" includes RGS and all direct and indirect non-utility subsidiaries of RGS. The term "Subsidiaries" shall also include entities that become subsidiaries of Energy East after the Merger. The proposed modifications to the Financing Order are required in order to reflect the acquisition of RGS and the inclusion of RGS and its subsidiaries as new direct and indirect Subsidiaries of Energy East.

          In addition, Energy East requests in this amended Application/Declaration that the Commission release jurisdiction over the Tax Allocation Agreement which was previously filed on December 23, 2002, as Exhibit B in Post-Effective Amendment No. 3 in this docket.

________________________
1    Energy East Corp., et al., HCAR No. 35-27228 (Sept. 12, 2000) (the "Financing Order"). Energy East filed Post-Effective Amendments Nos. 1 & 2 on November 14, 2001, and December 12, 2001, respectively, in this docket. Energy East has withdrawn Post-Effective Amendments Nos. 1 & 2 in this docket.
2    Energy East Corp., et al., HCAR No. 35-27546 (June 27, 2002) (the "Merger Order").

          Approval of this amended Application/Declaration is consistent with existing Commission precedent. The approval by the Commission of this amended Application/Declaration will give the Applicants flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on their competitive business activities, which will ultimately provide benefits to customers and shareholders. In order to ensure that Energy East and its Subsidiaries, particularly RGS and its subsidiaries, are able to meet liquidity and working capital requirements, the Applicants respectfully request that notice of this filing under Rule 23 be published as soon as possible and that a supplemental order be issued as soon as possible after expiration of the notice period. Delay beyond such date could result in increased capital costs and undue difficulty in financing working capital requirements of Energy East and its Subsidiaries.

          All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Financing Order.

1.2   DESCRIPTION OF ENERGY EAST AND ITS SUBSIDIARIES

          1.   Energy East

          Energy East is currently a registered public utility holding company,3 and neither owns nor operates any physical properties. Through its subsidiaries, Energy East is a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire serving approximately 1.8 million electricity customers and 900,000 natural gas customers. Energy East has corporate offices in New York and Maine. Energy East's common stock is publicly traded on the New York Stock Exchange under the symbol "EAS." On May 1, 1998, Energy East became the parent of New York State Electric & Gas Corporation ("NYSEG").4 On February 8, 2000, Energy East became the parent of Connecticut Energy,5 and on September 1, 2000, Energy East became the parent of CMP Group, CTG Resources and Berkshire Energy.6 On June 28, 2002, Energy East became the parent of RGS.

          2.   Public Utility Operations of Energy East

          As described below, Energy East holds direct or indirect interests in nine public utility companies, each of which is wholly owned by companies within the Energy East system unless otherwise noted: (1) NYSEG; (2) RG&E; (3) The Southern Connecticut Gas Company ("Southern Connecticut Gas"); (4) Maine Natural Gas Corporation ("Maine Natural Gas"); (5) Central Maine Power Company ("Central Maine Power") (6) Maine Electric Power Company, Inc. ("MEPCo") (78.3% voting interest held by Central Maine Power); (7) NORVARCO (50% partnership interest in Chester SVC Partnership, an electric utility company under the Act); (8) Connecticut Natural Gas Corporation ("Connecticut Natural Gas"); and (9) The Berkshire Gas Company ("Berkshire Gas") (collectively, the "Utility Subsidiaries").

________________________
3    Energy East registered with the Commission under Section 5 of the Act following its acquisition of CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources.
4    Energy East Corp., et al., HCAR No. 35-26834 (Mar. 4, 1998).
5    Energy East Corp., et al., HCAR No. 35-27128 (Feb. 2, 2000).
6    Energy East Corp., et al., HCAR No. 35-27224 (Aug. 31, 2000).

          Energy East owns, directly or indirectly, interests in the following public utility companies, each of which is wholly-owned by companies within the Energy East system unless otherwise noted:

    NYSEG, a New York corporation and a wholly-owned subsidiary of RGS, which purchases, transmits and distributes electricity and purchases, transports and distributes natural gas in parts of New York;
    RG&E, a New York corporation and a wholly-owned subsidiary of RGS, which generates, purchases, transmits and distributes electricity and purchases, transports and distributes natural gas in parts of New York;
    Southern Connecticut Gas, a Connecticut corporation and a wholly-owned subsidiary of Connecticut Energy, which is engaged in the retail distribution and transportation of natural gas in parts of Connecticut;
    Maine Natural Gas, a Maine corporation which distributes natural gas in Maine and which is a wholly-owned subsidiary of Energy East Enterprises, Inc. ("Energy East Enterprises"), a Maine corporation, a wholly-owned subsidiary of Energy East and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(1);
    Central Maine Power, a Maine corporation and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(2), the common stock of which is wholly-owned by CMP Group and which is primarily engaged in purchasing, transmitting and distributing electricity in Maine;
    MEPCo, a Maine corporation, which owns and operates a 345kV transmission interconnection between the Maine - New Brunswick, Canada international border at Orient, Maine - Central Maine Power presently owns a 78.3% voting interest in MEPCo with the remaining interests owned by two other Maine utilities;
    NORVARCO, a Maine corporation, which holds a 50% general partnership interest in Chester SVC Partnership, a general partnership which owns a static var compensator located in Chester, Maine, adjacent to MEPCo's transmission interconnection - NORVARCO is presently a wholly-owned subsidiary of Central Maine Power;
    Connecticut Natural Gas, a Connecticut corporation and a wholly-owned subsidiary of CTG Resources, which is primarily engaged in the retail distribution and transportation of natural gas to parts of Connecticut; and
    Berkshire Gas, a Massachusetts corporation and a wholly-owned subsidiary of Berkshire Energy, which is engaged in the sale and distribution of natural gas in western Massachusetts.

          3.   Non-Utility Subsidiaries of Energy East

          Energy East also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act. With certain minor exceptions, the Commission determined that these non-utility interests could be retained by Energy East following its registration as a public utility holding company.7 Energy East's direct Non-Utility Subsidiaries include: (1) RGS, the parent of NYSEG and RG&E; (2) Berkshire Energy, the parent of Berkshire Gas; (3) CMP Group, the parent of Central Maine Power, MEPCO, and NORVARCO; (4) Connecticut Energy, the parent of Southern Connecticut Gas; (5) CTG Resources, the parent of Connecticut Natural Gas; (6) The Energy Network, Inc., whose subsidiaries focus on peaking generation, energy services and telecommunications; (7) Energy East Enterprises, which owns natural gas and propane air distribution companies and is developing gas storage in upstate New York and the parent of Maine Natural Gas;8 (8) Energy East Management Corporation, an SEC-authorized service company for the Energy East holding company system which owns no public utility assets; and (9) Energy East Capital Trust I, a statutory business trust formed for the purpose of issuing trust preferred securities.

          In addition, RGS, Berkshire Energy, CMP Group, Connecticut Energy, CTG Resources and Energy East Enterprises are all public utility holding companies exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(1), and Central Maine Power is a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(2). Energy East and its Subsidiaries, including those listed in this Amendment, would be parties to the proposed Tax Allocation Agreement. All of Energy East's Subsidiaries are listed and described in its Annual Report on Form U5S and in the Merger U-1 Application.

1.3   DESCRIPTION OF THE MERGER

          A description of the Merger appears in the Merger U-1 Application, and is incorporated herein by reference.

1.4   CAPITAL STRUCTURE OF ENERGY EAST

          Energy East is authorized under its Restated Certificate of Incorporation, as amended (see Exhibits A-1 and A-2 hereto), to issue 300,000,000 shares of common stock, par value $.01 per share ("Common Stock") and 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). At September 30, 2002, Energy East had issued and outstanding approximately 145,000,000 shares of Common Stock, which includes shares of Energy East Common Stock issued in connection with the Merger. At September 30, 2002, Energy East had outstanding approximately $1.25 billion aggregate principal amount of unsecured debt, which includes debt issued in connection with the Merger. The cash portion of the consideration paid in the Merger was financed with the issuance of unsecured debt and the issuance of trust preferred securities, which was issued through a special purpose subsidiary of Energy East. At September 30, 2002, common equity as a percentage of the consolidated capitalization of Energy East and its Subsidiaries after the Merger was approximately 36%.

________________________
7    Id. The Commission has retained jurisdiction pending completion of the record over certain non-utility interests currently owned by RGS. Energy East Corp., et al., HCAR No. 35-27224 (June 27, 2002).
8    Energy East Corp., et al., HCAR No. 35-26976 (Feb. 12, 1999).

1.5   REQUESTED APPROVALS

          Except as modified pursuant to this amended Application/Declaration and any supplemental order issued by the Commission in response hereto, Energy East proposes that the Financing Order shall remain unchanged as a result of this amended Application/Declaration and any supplemental order issued by the Commission in response hereto, except that the new Authorization Period shall also apply to all other authorizations in the Financing Order which are not modified pursuant to any such supplemental order.

          1.5.1   Summary of Requested Approvals

          Energy East and its Subsidiaries hereby request approval of the following modifications to the authorizations granted by the Commission in the Financing Order:

(i)     authority to extend the authorization period (which is currently the period beginning September 12, 2000 (the date of issuance of the Financing Order) and ending March 31, 2003) so that the new authorization period will end on September 30, 2005 (the authorization period, as so extended, is hereinafter referred to as the "Authorization Period");

(ii)     authority to increase, from $2.5 billion to $3.9 billion, Energy East's authority to issue and sell from time to time during the Authorization Period Common Stock, Preferred Stock, and unsecured debentures having maturities of up to 50 years ("Debentures") subject to the sublimitation on outstanding indebtedness in paragraph (iii) below;9

(iii)     authority to increase, from $1.5 billion to $2.3 billion, the aggregate principal amount of all outstanding unsecured indebtedness (including Acquisition Debt, Previous Acquisition Debt, Debentures and Short-Term Debt) of Energy East at any time during the Authorization Period (the "Energy East Debt Limitation");

(iv)     authority for RG&E to issue, sell and have outstanding at any one time during the Authorization Period unsecured debt securities with maturities of one year or less in the aggregate principal amount of $200 million;

(v)     authority for RGS to issue, sell and have outstanding at any one time during the Authorization Period debt securities with maturities of one year or less in the aggregate principal amount of $100 million;

(vi)     authority for RGS during the Authorization Period to provide guaranties and other forms of credit support with respect to the securities or other obligations of subsidiaries of RGS in an aggregate principal or nominal amount not to exceed $100 million;

________________________
9    Energy East proposes to leave the amount of Short-Term Debt authorized in the Financing Order unchanged at $750 million.

(vii)     authority to increase from $700 million to $750 million Energy East's Non-Utility Subsidiaries' authority during the Authorization Period to provide guaranties and other forms of credit support ("Non-Utility Subsidiary Guaranties"); and

(viii)     authority for RGS and its subsidiaries to pay dividends out of capital and unearned surplus, subject to certain limitations.

         Energy East also requests that the Commission release jurisdiction over the Tax Allocation Agreement for the reasons set forth below.

          1.5.2   General Terms and Conditions of Financing

          All of the transactions authorized by the Commission pursuant to a supplemental order issued under this amended Application/Declaration will be undertaken pursuant to the terms and conditions set forth herein and in the Financing Order. To the extent that the following general terms and conditions conflict with any general terms and conditions set forth in the Financing Order, then the general terms and conditions set forth in the Financing Order shall be deemed to be modified by the general terms and conditions set forth below and contained in any supplemental order issued by the Commission in response hereto.

          The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application/Declaration will not exceed the greater of (a) 500 basis points over the comparable-term U.S. Treasury securities or (b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application/Declaration will not exceed the greater of (a) 500 basis points over the comparable-term London Interbank Offered Rate ("LIBOR") or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.10 The dividend rate on any series of Preferred Stock will not exceed the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of Preferred Stock or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The maturity of indebtedness will not exceed 50 years. Preferred Stock may not have any mandatory redemption provisions. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

          Energy East and its Subsidiaries are financially sound. Energy East commits to maintain its capitalization throughout the Authorization Period at or above 30% common equity on a consolidated basis and to maintain the capitalization of the Utility Subsidiaries (other than NORVARCO) and the Intermediate Holding Companies throughout the Authorization Period at or above 30% common equity.

________________________
10    See Entergy Corporation, HCAR No. 35-27371 (April 3, 2001).

          All outstanding Debentures issued by Energy East under the Financing Order were at the time of issuance, and will continue to be, rated at least investment grade by a nationally recognized statistical rating organization. In addition, Energy East undertakes that it will not issue any Debentures, Preferred Stock or commercial paper that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization without further Commission authorization. NYSEG, RG&E and Central Maine Power commit to maintain at least investment-grade senior secured and senior unsecured debt ratings by at least one nationally recognized rating agency. Energy East requests that the Commission reserve jurisdiction over the investment grade criteria with respect to Energy East's undertaking set forth above until such time as Energy East files a Post-Effective Amendment seeking authorization to continue use of such investment grade criteria. Energy East will file such Post-Effective Amendment on or before September 30, 2003.

          1.5.3   USE OF PROCEEDS

          All of the transactions authorized by the Commission pursuant to a supplemental order issued under this amended Application/Declaration will be undertaken pursuant to the terms and conditions, and the proceeds from such transactions will be used in the manner, set forth herein and in the Financing Order. The proceeds from the financings will be used for general corporate purposes, including: (1) financing, in part, investments by and capital expenditures of Energy East and its Subsidiaries, including, the funding of future investments in exempt wholesale generators, as defined in section 32 of the Act, ("EWGs"), foreign utility companies, as defined in section 33 of the Act, ("FUCOs"), companies engaged or formed to engage in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), and exempt telecommunications companies ("ETCs"), (2) the repayment, redemption, refunding or purchase by Energy East or any Subsidiary of any of its own securities under Rule 42 under the Act; and (3) financing working capital requirements of Energy East and its Subsidiaries. Energy East represents that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. Energy East states that the aggregate amount of the proceeds of any financing and Energy East Guaranties approved by the Commission in this proceeding that is used to fund investments in "exempt wholesale generators" as defined in Section 32 of the Act ("EWGs") and "foreign utility companies" as defined in Section 33 of the Act ("FUCOs") will not, when added to Energy East's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of Energy East's "consolidated retained earnings" (also as defined in Rule 53). Furthermore, Energy East represents that the proceeds of any financing and Energy East Guaranties and Non-Utility Subsidiary Guaranties utilized to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule. Energy East further represents that it will not seek to recover through higher rates of any of its Utility Subsidiaries any losses attributable to the operations of its Non-Utility Subsidiaries.

1.6   DESCRIPTION OF PROPOSED MODIFICATIONS TO FINANCING PROGRAM

          1.6.1.   Summary of Proposal

          Energy East and its Subsidiaries seek to modify the Financing Order to reflect the addition of RGS and its subsidiaries to the Energy East system. Specifically, Energy East and its Subsidiaries seek: (i) authority to extend the authorization period under the Financing Order so that it ends on September 30, 2005; (ii) authority to increase, from $2.5 billion to $3.9 billion, Energy East's authority to issue and sell from time to time Common Stock, Preferred Stock and Debentures; (iii) authority to increase, from $1.5 billion to $2.3 billion, the Energy East Debt Limitation; (iv) authority for RG&E to issue, sell and have outstanding at any one time during the Authorization Period debt securities with maturities of one year or less in the aggregate principal amount of $200 million; (v) authority for RGS to issue, sell and have outstanding at any one time during the Authorization Period debt securities with maturities of one year or less in the aggregate principal amount of $100 million; (vi) authority for RGS during the Authorization Period to provide guaranties and other forms of credit support with respect to the securities or other obligations of the subsidiaries of RGS in an aggregate principal or nominal amount not to exceed $100 million; (vii) authority to increase from $700 million to $750 million Energy East's Non-Utility Subsidiaries' authority during the Authorization Period to provide guaranties and other forms of credit support; and (viii) authority for RGS and its subsidiaries to pay dividends out of capital and unearned surplus, subject to certain limitations.

          Energy East also requests that the Commission release jurisdiction over the Tax Allocation Agreement and authorize Energy East and its Subsidiaries to enter into the Tax Allocation Agreement that was filed as Exhibit B in Post-Effective Amendment No. 3 in this docket.

          1.6.2.   Energy East External Financing

               a)   Energy East requests authority to increase, from $2.5 billion to $3.9 billion, Energy East's authority to issue and sell from time to time during the Authorization Period Common Stock, Preferred Stock and Debentures. The total cost of the Merger to Energy East was approximately $1.4 billion. The additional financing authority requested herein will afford Energy East the same type of flexibility in the post-Merger period that the Commission previously authorized in the Financing Order. Therefore, it is appropriate to raise, from $2.5 billion to $3.9 billion, Energy East's authority to issue and sell from time to time Common Stock, Preferred Stock and Debentures.

               b)   Energy East requests authorization to issue and sell from time to time during the Authorization Period up to $2.3 billion principal amount of Debentures (the "Energy East Debt Limitation"), pursuant to the terms and conditions set forth herein and in the Financing Order; provided, however, that the aggregate principal amount of Short-Term Debt, Debentures, Previous Acquisition Debt and Acquisition Debt at any time outstanding shall not exceed the Energy East Debt Limitation.

          1.6.3.   Utility Subsidiary Financing

          The approval of the NYPSC is not required for the issuance by RG&E of indebtedness with maturities of one year or less. Accordingly, RG&E requests authorization to issue and sell from time to time during the Authorization Period unsecured debt securities, to the extent it is not otherwise exempt pursuant to Rule 52(a), with maturities of one year or less, up to the aggregate principal amount of $200 million.

          Subject to such limitations and pursuant to the terms and conditions set forth herein and in the Financing Order, it is proposed that RG&E be permitted to engage in unsecured short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, commercial paper sold in established commercial paper markets, bank lines and debt securities issued under its respective indentures and note programs.

          A $200 million Short-Term Debt limit for RG&E is appropriate and is proportional to the $275 million Short-Term Debt limit established for NYSEG pursuant to the Financing Order. Energy East's Merger with RGS has expanded Energy East's consolidated assets by approximately 45% and is expected to expand annual consolidated operating revenues by approximately 40%. In light of these changes, setting RG&E's unsecured short-term debt limit at $200 million is consistent with authorization previously granted by the Commission, and is reasonable.

          1.6.4.   Short-Term Debt of RGS

          RGS requests authority to issue, sell and have outstanding at any one time during the Authorization Period debt securities with maturities of one year or less in the aggregate principal amount of $100 million. Subject to such limitations and pursuant to the terms and conditions set forth herein and in the Financing Order, RGS may engage in short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, commercial paper sold in established commercial paper markets in a manner similar to Energy East, bank lines and debt securities issued under its respective indentures, and note programs. In addition, RGS will not issue any indebtedness in contravention of any pre-existing orders of any state utility commission.

          1.6.5.   Non-Utility Subsidiary Financing

          Non-Utility Subsidiaries request authority to provide guaranties and other forms of credit support with respect to obligations of other Non-Utility Subsidiaries in an aggregate principal or nominal amount not to exceed $750 million at any one time outstanding, exclusive of any guaranties that are exempt pursuant to Rule 45(b) and Rule 52. Non-Utility Subsidiary Guaranties will be subject to the terms and conditions of the Financing Order.

          In order to be exempt under Rule 52(b), any loans by Energy East to a Non-Utility Subsidiary or by one Non-Utility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Non-Utility Subsidiary making the borrowing is not wholly-owned by Energy East11 directly or indirectly, authority is requested under the Act for Energy East or a Non-Utility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than

______________
11    Energy East's current less than wholly-owned Non-Utility Subsidiaries are: Downtown Cogeneration Associates, LP, South Jersey Energy Solutions, LLC, PEI Power II, LLC, and South Glens Falls Energy, LLC.

its effective cost of capital. If such loans are made to a Non-Utility Subsidiary, such company will not sell any services to any associate Non-Utility Subsidiary unless such company falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost."12 Furthermore, in the event any such loans are made, Energy East will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to each such transaction.

1.7   GUARANTIES

          Prior to the Merger, RGS historically provided guaranties and other forms of credit support on behalf of RGS' subsidiaries under various supply, capacity release and retail access agreements, in certain financial obligations. RGS requests authorization to enter into guaranties, obtain letters of credit, enter into expense agreements or otherwise provide credit support to or on behalf of its subsidiary companies (the "RGS Guaranties") as may be appropriate to enable such companies to operate in the ordinary course of business, in an aggregate principal amount not to exceed $100 million at any one time, provided however, that the amount of any RGS Guaranties in respect of obligations of any Rule 58 Subsidiary shall also be subject to the limitations of Rule 58(a)(1). RGS may charge its subsidiaries a fee for each guaranty provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guaranty (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses). RGS will not issue any guaranties in contravention of any orders of any state utility commission.

1.8   PAYMENT OF DIVIDENDS

          As a result of the accounting treatment of the Merger, the retained earnings of RGS was greatly reduced.13 For this reason, RGS requests authorization to pay dividends out of capital and unearned surplus in an amount up to its retained earnings prior to the Merger. In addition, RGS

______________
12    Such companies include:
    (i) A FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;
    (ii) An EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not one of the Utility Subsidiaries;
    (iii) A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than a Utility Subsidiary) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;
    (iv) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not one of the Utility Subsidiaries; or
    (v) A Rule 58 Subsidiary or any other Nonutility Subsidiary that (a) is partially-owned by Energy East, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary or EE Management (or any other entity that Energy East may form whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries or EE Management), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.
13    This issue is discussed in detail in the Section 1.15 of pre-effective Amendment No. 3 on Form U-1/A, the application-declaration filed by the Applicant in the Financing Order proceeding, which is incorporated herein by reference.

and its subsidiaries seek authorization, within the limitations set forth herein and in the Financing Order, to pay dividends out of earnings before any amortization of intangibles recognized as a result of the Merger and any impairment of either goodwill or other intangibles recognized as a result of the Merger.14

1.9   TAX ALLOCATION AGREEMENT

          In the Financing Order, the Commission reserved jurisdiction over a proposal by Energy East and its Subsidiaries to allocate the consolidated income tax liability of Energy East among the members of the consolidated group in a manner that would differ in one respect from the method allowed under Rule 45(c) of the rules and regulations under the Act.

          The Tax Allocation Agreement provides that Energy East will retain the benefit (in the form of the reduction in consolidated tax) that is attributable to its interest expense associated with: (i) the Debentures issued to help finance the cash portion of the consideration paid in the Merger (the "Acquisition Debt") and (ii) the unsecured debt issued to help finance the cash portions of the consideration in the acquisitions of CMP Group, CTG Resources and Berkshire Energy (the "Previous Acquisition Debt")15 rather than reallocate that tax savings to its Subsidiaries, as would be required by Rule 45(c)(5). In this respect, the proposed Tax Allocation Agreement does not comply with all of the requirements of Rule 45(c). The proposed Tax Allocation Agreement will therefore have the effect of assigning the tax benefit associated with the interest expense on the Acquisition Debt and the Previous Acquisition Debt (the "Acquisition Interest Expense"), to Energy East, the entity that issued such debt based on its creditworthiness and that is legally obligated for its payment. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to any of Energy East's Subsidiaries will not exceed the "separate return tax" of such Subsidiary (the "separate return limitation"). Thus, the proposed Tax Allocation Agreement will not have the effect of shifting a larger portion of the group's tax liability to any member than it would otherwise pay on a separate return basis.

          A legal analysis of the Tax Allocation Agreement, in light of the policies and purposes of Sections 12 and 13 of the Act and Rule 45 is contained in Item 3.2, below.

________________________
14    As a result of the Merger, RGS recognized approximately $634 million of goodwill and $12 million of intangible assets. Those amounts were recognized in RGS' common stock equity as additional paid in capital. Statement of Financial Accounting Standards No. 142 requires that goodwill no longer be amortized, but instead be tested at least annually for impairment. Statement 142 also requires an intangible asset with an indefinite life that is not amortized to be tested for impairment annually, or more frequently if circumstances indicate it might be impaired. Approximately $4 million of the intangible assets recognized as a result of the Merger are being amortized. The annual amortization expense is $1.4 million.
     In the Financing Order, the Commission authorized the companies Energy East previously acquired to pay dividends out of earnings before amortization of goodwill. Because goodwill and certain intangible assets recognized as a result of the RGS Merger with Energy East are not amortized, any decrease in the value of those assets is recognized as an impairment instead of as amortization expense. Therefore, RGS is requesting authorization to pay dividends out of earnings before any impairment of goodwill and any impairment or amortization of intangible assets recognized as a result of the Merger.
15    At September 30, 2002, Energy East had $1.495 billion (which amount includes $345 million of junior unsecured debt issued to Energy East Capital Trust I, a subsidiary) of Acquisition Debt and Previous Acquisition Debt. The amount of indebtedness with respect to which Energy East will retain the benefit attributable to its interest expense in accordance with the proposed Tax Allocation Agreement will not exceed $1.495 billion.

1.10   CERTIFICATES OF NOTIFICATION

          Energy East will continue to file certificates under Rule 24 with the Commission within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter that contain the following information for the reporting period:

(a)	The sales of any Common Stock or Preferred Securities by Energy East and the purchase price per share and the market price per share at the date of the agreement of sale;
(b)

The total number of shares of Common Stock issued or issuable under options granted during the quarter under Energy East's dividend reinvestment plan and employee benefit plans or otherwise, including any plans subsequently adopted;

(c)

If Common Stock has been transferred to a seller of securities of a company or assets being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer;

(d)

The name of the guarantor and of the beneficiary of any guaranteed note, Energy East Guaranty, Intermediate Holding Company Guaranty or Nonutility Subsidiary Guaranty issued during the quarter, and the amount, terms and purpose of the guaranty;

(e)	The amount and terms of any Debentures issued during the quarter;
(f)	The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52;
(g)	The notional amount and principal terms of any Interest Rate Hedge or Anticipatory hedge entered into during the quarter and the identity of the parties to the instruments;
(h)	The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter;
(i)	A list of U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of filing;
(j)	The amount and terms of any Short-Term Debt issued by Energy East during the quarter;
(k)	The amount and terms of any Short-Term Debt issued by any Utility Subsidiary during the quarter;
(l)	The amount and terms of any Short-Term Debt issued by any Intermediate Holding Company during the quarter;
(m)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter of each company, including Energy East, that has engaged in jurisdictional financing transactions during the quarter;

(n)

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary;

(o)

A retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter;

          In addition, the Rule 24 certificates filed within ninety days after Energy East files its consolidated federal income tax return will contain the following information for the reporting period:

(p)	The amount of any tax credit or loss carryover generated by Energy East during the preceding taxable year as a result of interest expense on Acquisition Debt and Previous Acquisition Debt;
(q)

A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of Energy East's interest costs and any assumptions used in the calculations; and

(r)	A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit.

ITEM 2   FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses incurred or to be incurred in connection with this amended Application/Declaration are estimated at $45,000. The above fees do not include any underwriting fees or other expenses incurred in consummating financings covered hereby. It is estimated that such fees and expenses will not exceed 5% of the proceeds from any such financings.

ITEM 3   APPLICABLE STATUTORY PROVISIONS

3.1   GENERAL

          Sections 6(a) and 7 of the Act are applicable to the issuance and sale of Common Stock, Preferred Stock, Short-Term Debt and Debentures by Energy East and to the issuance and sale of securities by the Subsidiaries that are not exempt under Rule 52. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges permitted pursuant to the Financing Order and any supplemental order, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges permitted pursuant to the Financing Order and any supplemental order. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of Energy East Guaranties, Non-Utility Subsidiary Guaranties, Intermediate Holding Company Guaranties and RGS Guaranties to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are also applicable to (i) Energy East's or any Non-Utility Subsidiary's or any Intermediate Holding Company's acquisition of the equity securities of any Financing Subsidiary, (ii) the acquisition of securities of Intermediate Subsidiaries, (iii) the acquisition of Energy-Related Assets or the securities of companies substantially all of whose assets consist of Energy-Related Assets, and (vi) the activities of Rule 58 Subsidiaries within and outside the United States. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by Energy East and the Subsidiaries, including RGS and RG&E. Section 13(b) of the Act and Rules 80 - 92 are applicable to the performance of services and sale of goods among Non-Utility Subsidiaries, which may be exempt from the requirements thereof in some cases pursuant to Rules 87(b)(1), 90(d) and 92, as applicable. Sections 12 and 13 of the Act and Rule 45(c) are applicable to the proposed Tax Allocation Agreement. Sections 32 and 33 of the Act are also applicable to the extent proceeds from the financings authorized hereby are used to finance investments in FUCOs and EWGs.

3.2   TAX ALLOCATION AGREEMENT

          3.2.1.   General Overview

          Tax allocation agreements between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Approval under Rule 45(a) is not required for the filing of a consolidated tax return pursuant to a tax allocation agreement between eligible associate companies in a registered holding company system that complies with the terms of Rule 45(c). However, if a tax allocation agreement does not comply in all respects with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).16

          Rule 45(c)(2) provides that consolidated tax may be apportioned among the members of a group in proportion to each member's corporate taxable income or separate return tax, but, in either case, the amount of the tax apportioned to any subsidiary company may not exceed the

________________________
16    See The National Grid Group plc, HCAR No. 27154 (Mar. 15, 2000) discussed below.

separate return tax of such subsidiary. In other words, the amount of consolidated tax that is apportioned to any subsidiary company in a consolidated group may not exceed the amount of tax that such subsidiary company would have paid if such tax were computed as though such subsidiary company were not a member of a consolidated group.

          Rule 45(c)(4) provides that a tax allocation agreement may exclude companies not having positive corporate taxable income for the year (i.e., loss companies) from a current allocation of the benefit of their losses, provided that the agreement gives the loss companies carryover rights that can be used in future years to reduce their proportionate share of consolidated tax. Alternatively, under Rule 45(c)(5), the so-called "current payment" method, a tax allocation agreement may require that the members of the group with a positive allocation pay the amount so allocated and that members of a consolidated group with a negative allocation receive current payment of their corporate tax credits. Specifically, Rule 45(c)(5) provides:

The agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added).

          Thus, under Rule 45(c)(5), only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system, as well as all subsidiary companies), are entitled to be paid for any negative allocation (i.e., losses or credits). The proposed Tax Allocation Agreement adopts the "current payment" method, but provides for Energy East to retain the tax savings attributable to the Acquisition Interest Expense.

          In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies," on the one hand, and "subsidiary companies," on the other, represented a policy decision to preclude the holding company from sharing in the consolidated return savings. The Commission noted that "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act." 17 It should be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) - so long as the policies and provisions of the Act are otherwise satisfied. Thus, where Energy East is seeking only to retain the tax benefit attributable to the Acquisition Interest Expense for which no other company in the Energy East system has any liability, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address.

________________________
17    See Allocation of Consolidated Federal Income Tax Liability by Registered Holding Companies and their Subsidiaries, Holding Co. Act Release No. 21767 (Oct. 29, 1980) citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at pp. 477-482.

          Under Rule 45(c)(5), the tax benefit associated with the losses of a holding company must in effect be reallocated to its subsidiary companies, thereby reducing the allocated share of the consolidated tax liability that those subsidiaries would otherwise have if their tax were determined on a separate return basis. In the typical case, this reallocation of the holding company's share of the tax savings would not produce a significant windfall for its subsidiaries, because holding company expenses tend to be relatively small, consisting mainly of allocated corporate overhead and salaries. The largest item of holding company expense - interest on the debt that a holding company incurs in order to supply capital to its subsidiaries - is typically offset by the interest income it receives from subsidiaries under the terms of mirror-image downstream loans.18

          In the instant situation, however, the Previous Acquisition Debt and the Acquisition Debt were not incurred to fund investments in Energy East's Subsidiaries, but rather to acquire the equity of CMP Group, CTG Resources, Berkshire Energy and RGS Energy. Such debt represents indebtedness of Energy East, issued based on its creditworthiness and is non-recourse to the Subsidiaries. Importantly, Energy East could not recover in rates of the Utility Subsidiaries any costs, including the Acquisition Interest Expense, associated with the previous mergers or the Merger without the approval of the commissions having jurisdiction over rates of the Utility Subsidiaries. Moreover, such debt is and will remain unsecured. Thus, the lenders will not have any call on the assets of Energy East's Subsidiaries or any security interest in the common stock of the Subsidiaries held by Energy East.

          Although Energy East's Subsidiaries do not have any legal obligation for such debt, Energy East's ability to pay interest on, as well as to pay common stock dividends, is largely dependent upon its receipt of dividends from its Subsidiaries. Currently, Energy East is not projecting any change in its dividend policy and the projected dividends will be paid largely from current and retained earnings of the Utility Subsidiaries, as allowed by Rule 46.

          Finally, the Tax Allocation Agreement will have no impact on the rates or revenue requirements of the Utility Subsidiaries because the amount of tax allocated to the Utility Subsidiaries will remain subject to the separate return limitation. One basic premise underlying state regulation of the Utility Subsidiaries is that utility operations should neither subsidize other operations nor be subsidized by other operations. Therefore, income taxes are calculated on a stand-alone basis for jurisdictional ratemaking.

          3.2.2   The Proposed Tax Allocation Method Is Consistent With The Policies And Purposes Of The Act

          The proposed Tax Allocation Agreement is consistent with the policies and purposes of Section 12 of the Act. Section 12 neither prohibits a registered holding company from retaining the benefit of the tax attributes that it generates nor requires it to reallocate those tax attributes to its subsidiaries. Section 12 merely prohibits upstream loans or extensions of credit to a

________________________
18    See Rule 52, which allows a holding company to charge its effective cost of money on downstream loans to subsidiaries.

registered holding company,19 and requires approval, by rule or by order, for any loan by a holding company, or any subsidiary thereof, to a subsidiary company. 20

          Moreover, the policy underlying Rule 45(c)(5), as articulated by the Commission in its release proposing Rule 45(c), appears to have little or nothing to do with the circumstances presented in this case. In its proposing release, the Commission noted that the "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits" was among the abuses that led to the passage of the Act. 21 The Commission then explained:

The corporate relationships required by the Act assure that the deductible corporate expenses of the holding company itself will always create a consolidated tax saving, since Section 13(a) of the Act precludes such expenses being passed on to the subsidiaries, through service charge or contract, so as to transform them into corporate deductions of the subsidiaries. In light of the legislative history referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem incongruous with Section 13(a). The exclusion in our earlier rule of the holding company from sharing in consolidated return savings was intentional and will continue. These considerations do not apply to other companies in the group that incur losses. 22

          As this passage seems to suggest, the prohibition in Rule 45(c) on a registered holding company sharing in the consolidated tax savings appears to have been founded chiefly on Section 13(a) of the Act, which prohibits a registered holding company from entering into or performing any agreement for the sale of goods or provision of services or construction for a charge to any subsidiary company. In this case, however, Energy East is not seeking to recover its own corporate costs from its Subsidiaries, "in the guise of a tax allocation," by transforming them into deductible expenses of its Subsidiaries. Moreover, the Subsidiaries will not be reimbursing Energy East for the Acquisition Interest Expense through the tax allocation mechanism. Instead, the "benefit" obtained by Energy East under the Tax Allocation Agreement is attributable entirely to the lower income tax liability of the consolidated group that is attributable to Energy East's interest expense.

          In fact, the policies and purposes of Section 13(a), which was intended only to prohibit holding companies from "exacting tribute" from subsidiaries through excessive and often illusory service charges for management services, have no bearing on how Energy East and its Subsidiaries choose to allocate the tax savings associated with Energy East's interest expense. The Acquisition Interest Expense represents a true cost of capital that Energy East has incurred

________________________
19    Section 12(a) of the Act provides that "[I]t shall be unlawful for any registered holding company, by use of the mails or any means of instrumentality of interstate commerce, or otherwise, directly or indirectly, to borrow, or to receive any extension of credit or indemnity, from any public-utility company in the same holding-company system or from any subsidiary company of such holding company . . .."
20    See Section 12(b), quoted above, pursuant to which the Commission has promulgated Rule 45(a).
21    See note 5, supra.
22    It should be noted that the earlier rule - Rule 45(b)(6) - did not by its terms restrict the holding company from retaining the benefit of the tax losses it generated. Rather, as the Commission explained in its release proposing Rule 45(c), Rule 45(b)(6) had been interpreted to require the sharing of tax savings and liabilities exclusively among the members of the group with actual separate return tax liability or positive income. Thus, all loss companies, including but not limited to the parent holding company, had been excluded from sharing in consolidated tax benefits, by interpretation, under Rule 45(b)(6).

for purposes unrelated to the operations of its Subsidiaries. It is important to consider that, if Energy East were to incur interest on debt the proceeds of which were used to fund loans to its Subsidiaries, the Act and the Commission's rules would allow Energy East to recover its cost of funds through interest charges to its Subsidiaries, and the policies and purposes of Section 13(a) would not come into play. Where, as in this case, Energy East's Subsidiaries have not assumed any legal obligation for the Acquisition Debt or the Previous Acquisition Debt, it would not be detrimental to the Subsidiaries or to consumers if Energy East were to retain the benefit associated with its interest expense. Moreover, if Energy East were to allocate the tax savings attributable to the Acquisition Interest Expense to those members of the group with a positive allocation, as dictated by Rule 45(c)(5), the net effect would be the same as if Energy East made a capital contribution to those Subsidiaries.

          In National Grid, the Commission authorized National Grid Group and its subsidiaries to enter into a tax allocation agreement under which the tax benefit of the interest expense on acquisition debt would be allocated to the U.S. sub-holding company of National Grid Group that had incurred the debt. With one exception, the circumstances in that case are identical to those presented here. In National Grid, a U.S. sub-holding company of National Grid Group incurred approximately $3.2 billion of bank debt in order to finance the acquisition of New England Electric System ("NEES"). National Grid Group explained that, without the requested relief, it would suffer an increased U.K. tax liability since, under U.K. tax law, there is no system of consolidated tax groups similar to that under U.S. law. The applicant further explained that, under U.K. law, a loss member of a corporate group may "surrender" the loss to another member and thereby reduce the receiving company's taxable profits. National Grid Group stated that payment for the loss was necessary for two reasons: first, because under U.K. law, an agreement requiring an uncompensated surrender of tax benefits could possibly be voided under creditor protection law, and second, to assure that National Grid Group would receive appropriate tax credits under U.K. tax laws for the U.S. taxes paid by the U.S. sub-holding company.

In approving the proposed tax allocation agreement, the Commission observed:

It does not appear that approval of the Tax Allocation Agreement would lead to the abuses that section 12 is intended to prevent, and therefore approval will not be detrimental to the NEES Group and its consumers. The 'separate return' limitation will assure that the NEES' Utility Subsidiaries tax liability will not be higher than it otherwise would have been. In addition, the Financing Applicants note that the conditions applicable to our authorization with respect to dividend payments will provide additional protections. Consequently, the Tax Allocation Agreement does not provide a means for a foreign parent holding company to 'milk' the U.S.-organized companies.

In addition, because the NEES Group has no obligation with respect to the Merger-Related Debt and the debt does not affect the NEES Group's financial position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt. Accordingly, we approve the use of the Tax Allocation Agreement. (footnote omitted).

          Energy East's current circumstances do not involve any interplay between foreign and U.S. tax laws, and approval or disapproval of the proposed Tax Allocation Agreement will not have any effect on the overall amount of consolidated income tax that Energy East will pay. Nevertheless, it is clear that the Commission's approval of the tax allocation agreement in National Grid was based almost entirely upon its determination that the agreement would not lead to the abuses that Section 12 was intended to prevent; that the NEES utility subsidiaries' allocated share of the consolidated tax would be no higher than it would otherwise be on a separate return basis; that the U.S. subsidiaries had no obligation on the merger-related debt; and that the merger-related debt did not affect the NEES subsidiaries' financial position or credit. The fact that the proposed tax allocation agreement would reduce National Grid Group's overall U.S. and U.K. tax liability and enable National Grid Group to avoid other potential legal problems under U.K. law (associated with "surrendering" of tax attributes by any subsidiary) appears to have been a subordinate consideration.

          In all other respects, Energy East's circumstances are the same as those presented in National Grid. The proposed Tax Allocation Agreement will not lead to the kinds of abuses Section 12 was intended to prevent (e.g., prohibition on upstream loans) and is not a device for transferring Energy East's expenses to its Subsidiaries. Energy East's Subsidiaries' allocated share of the consolidated return liability will be no greater than it would be if calculated on a separate return basis, as required by Rule 45(c). The Utility Subsidiaries are not obligated, directly or indirectly, on the Previous Acquisition Debt or the Acquisition Debt and the Tax Allocation Agreement will not have the effect of shifting Energy East's interest expense to the Utility Subsidiaries. Finally, such debt has not affected, and will not affect, the Utility Subsidiaries' financial position or credit, as evidenced by their credit ratings and the capitalization ratios that Energy East is committed to maintain under the terms of the September 12, 2000 Order in this proceeding, or projected dividend payout rate.

3.3   RESERVATION OF JURISDICTION

          In the Financing Order, the Commission reserved jurisdiction over (i) the issuance by Energy East of securities other than Energy East common stock, preferred stock, short-term debt and debentures, as approved in the Financing Order, (ii) the brokering and marketing of electricity, natural gas and other energy commodities activities outside the United States and Canada and (iii) other activities of companies engaged or formed to engage in activities permitted by Rule 58 outside the United States. Energy East requests that the Commission continue to reserve jurisdiction over the activities in clauses (ii) and (iii) pending completion of the record in this proceeding. Energy East will not issue securities other than securities authorized hereunder (common stock, preferred stock, short-term debt and debentures) without further Commission authorization.

3.4   COMPLIANCE WITH RULES 53 AND 54

          The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities of or other interest in an EWG, or to guaranty the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

          Rule 53(a)(1): As of June 30, 2002, Energy East's "aggregate investment" in EWGs and FUCOs is approximately $21.8 million, or approximately 2.1% of Energy East's "consolidated retained earnings" at June 30, 2002 (approximately $1.1 billion).

          Rule 53(a)(2): Energy East will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs or FUCOs.

          Rule 53(a)(4): Energy East will submit a copy of the Application/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Energy East's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

          In addition, Energy East states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

          To the extent that other sections of the Act are deemed applicable to the financing transactions proposed herein and in the Financing Order and any supplemental order, such sections should be considered to be set forth in this Item 3.

ITEM 4   REGULATORY APPROVALS

          The New York State Public Service Commission has jurisdiction over the issuance of securities by RG&E and NYSEG, other than indebtedness with maturities of one year or less. The Connecticut Department of Public Utility Control has jurisdiction over the issuance of securities by Southern Connecticut Gas and Connecticut Natural Gas, other than indebtedness with maturities of one year or less. The Maine Public Utilities Commission has jurisdiction over the issuance of securities by Maine Natural Gas, Central Maine Power, MEPCo and NORVARCO, other than indebtedness of up to one year. The Massachusetts Department of Telecommunications and Energy has jurisdiction over the issuance of securities by Berkshire Gas, other than indebtedness with maturities of one year or less.

          Except as stated above, no state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5   PROCEDURE

          The Commission is requested to publish a notice under Rule 23 with respect to the filing of this amended Application/Declaration as soon as practicable. The Applicants request that the Commission's supplemental order be issued as soon as possible thereafter, and that there should not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which the supplemental order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6   EXHIBITS AND FINANCIAL STATEMENTS

A.      EXHIBITS

A-1

Restated Certificate of Incorporation of Energy East filed in the Office of the Secretary of State of the State of New York on April 23, 1998 (filed as Exhibit 4.1 to Energy East's Post-Effective Amendment No. 1 to Registration No. 033-54155 and incorporated herein by reference).

A-2

Certificate of Amendment of the Certificate of Incorporation of Energy East filed in the Office of the Secretary of State of the State of New York on April 26, 1999 (filed as Exhibit 3.3 to Energy East's Form 10-Q for the quarter ended March 31, 1999, File No. 1-14766 and incorporated herein by reference.)

A-3	By-Laws of Energy East as amended April 12, 2001 (filed as Exhibit 3-4 to Energy East's Form 10-Q for the quarter ended March 31, 2001, File No. 1-14766 and incorporated herein by reference).
B	Form of Tax Allocation Agreement (previously filed).
F	Opinion of Counsel (previously filed).
H	Proposed Form of Federal Register Notice (previously filed).
J-1	Actual consolidated cash flow data for fiscal year 2001 and pro forma consolidated cash flow data for fiscal years 2002 and 2003 for Energy East (filed confidentially pursuant to Rule 104).
J-2	Actual consolidated capitalization ratios at June 30, 2002, and pro forma consolidated capitalization ratios at fiscal year end 2002 - 2005 for Energy East (filed confidentially pursuant to Rule 104).

B.      FINANCIAL STATEMENTS

FS-1

Consolidated financial statements of Energy East: balance sheet as of December 31, 2001, and statement of income and statement of retained earnings for the twelve months ended December 31, 2001 (included in Energy East's Form 10-K for the year ended December 31, 2001, File No. 1-14766 and incorporated herein by reference).

FS-2

Consolidated financial statements of RGS Energy Group: balance sheet as of December 31, 2001, and statements of income and statements of retained earnings for the twelve months ended December 31, 2001, 2000 and 1999 (included in RGS Energy's Form 10-K for the year ended December 31, 2001, File No. 0-30338 and incorporated herein by reference).

FS-3

Financial statements of Rochester Gas and Electric Corporation: balance sheet as of December 31, 2001, and statements of income and statements of retained earnings for the twelve months ended December 31, 2001, 2000 and 1999 (included in RG&E's Form 10-K for the year ended December 31, 2001, File No. 1-672 and incorporated herein by reference).

FS-4

Consolidated financial statements of Energy East: balance sheet as of June 30, 2002, and statement of income and statement of retained earnings for the six months ended June 30, 2002 (included in Energy East's Form 10-Q for the quarter ended June 30, 2002, File No. 1-14766 and incorporated herein by reference).

FS-5

Consolidated financial statements of RG&E: balance sheet as of June 30, 2002, and statement of income and statement of retained earnings for the six months ended June 30, 2002 (included in RG&E's Form 10-Q for the quarter ended June 30, 2002, File No. 1-672 and incorporated herein by reference).

ITEM 7   INFORMATION AS TO ENVIRONMENTAL EFFECTS

          None of the matters that are the subject of this amended Application/Declaration involve a "major federal action" nor "significantly affect[s] the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. None of the matters that are the subject of this amended Application/Declaration will result in changes in the operations of the Applicants that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGY EAST CORPORATION
RGS ENERGY GROUP, INC.
CMP GROUP, INC.
CONNECTICUT ENERGY CORPORATION
CTG RESOURCES, INC.
BERKSHIRE ENERGY RESOURCES
ENERGY EAST ENTERPRISES, INC.
ENERGY EAST CAPITAL TRUST I

 /s/    Robert D. Kump
Name: Robert D. Kump
Title:   Vice President, Treasurer and Secretary
          (Vice President and Secretary - RGS
          Energy Group, Inc., Treasurer and
          Secretary- Energy East Enterprises, Inc.
          and Administrative Trustee - Energy
          East Capital Trust I)

NEW YORK STATE ELECTRIC & GAS CORPORATION /s/ Sherwood J. Rafferty Name: Sherwood J. Rafferty Title: Senior Vice President and Chief Financial Officer
ROCHESTER GAS AND ELECTRIC CORPORATION /s/ Mark Keogh Name: Mark Keogh Title: Vice President and Secretary
MAINE NATURAL GAS CORPORATION /s/ Michael I. German Name: Michael I. German Title: President	CENTRAL MAINE POWER COMPANY MAINE ELECTRIC POWER COMPANY NORVARCO /s/ Sara J. Burns Name: Sara J. Burns Title: President
THE SOUTHERN CONNECTICUT GAS COMPANY CONNECTICUT NATURAL GAS CORPORATION /s/ James P. Laurito Name: James P. Laurito Title: President and Chief Operating Officer	THE BERKSHIRE GAS COMPANY /s/ Robert M. Allessio Name: Robert M. Allessio Title: President, Chief Executive Officer & Treasurer
Date: January 27, 2003